UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 25, 2022

THE CHOSEN, LLC

(Exact name of registrant as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Class A Preferred Units

Item 9. Other Events

On November 25, the Chosen LLC (the “Company”) released additional information about the special meeting of unitholders to be held on November 28, 2022.

Exhibits

99.1	Q&A regarding Special Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 25, 2022

THE CHOSEN, LLC

By: The Chosen Productions, LLC

Its: Manager

By: /s/ Derral Eves

Name: Derral Eves

Title: Manager

THE CHOSEN, LLC

By: /s/ Derral Eves

Name: Derral Eves

Title: Chief Executive Officer